May 22, 2015	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ji Shin, Attorney-Advisor

Maryse Mills-Apenteng, Special Counsel

RE:	Speed Commerce, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 12, 2015

File No. 000-22982

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc. (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Ms. Maryse Mills-Apenteng dated May 18, 2015 to the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 12, 2015 (the “Preliminary Proxy”). For the Staff’s convenience, each response is preceded by the related Staff Comment.

Proposal I – Increase in Authorized Shares, page 5

Comment 1.

For clarity, please revise to include a chart that sets forth the number of shares authorized, issued and outstanding, reserved for issuance, and available for issuance both before and after giving effect to the proposed increase in authorized shares. In this regard, please specify the number of shares that are issuable:

●	in connection with the Fifth Gear earnout,
●	upon the conversion of your outstanding preferred stock, and
●	upon the exercise of outstanding warrants.

Response 1.	Proposal I (Increase in Authorized Shares) has been modified in the revised Preliminary Proxy to incorporate a chart containing the requested information.

Securities and Exchange Commission

May 22, 2015

Comment 2.	Please revise to discuss the potential consequences to the company and stockholders if the proposal to increase the number of authorized shares is not approved.

Response 2.	Proposal I (Increase in Authorized Shares) has been modified in the revised Preliminary Proxy to incorporate the requested discussion.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

cc:	Ryan F. Urness (Speed Commerce, Inc.)

Ji Shin, via email: shinj@sec.gov

Exhibit A

May 22, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Maryse Mills-Apentung, Special Counsel

RE:	Speed Commerce, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 12, 2015

File No. 000-22982

Ladies and Gentleman:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated May 18, 2015, to Speed Commerce, Inc. (the “Company”), the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan F. Urness

Ryan F. Urness

Secretary and General Counsel